IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

September 24, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561
Attention:  Barbara C. Jacobs and Ryan Houseal.

RE:	IMOBOLIS, INC.
Registration Statement on Form S-1
Filed June 17, 2010
File Number: 333-167581

To Whom It May Concern:

In response to your letter dated July 14, 2010 Imobolis, Inc., Inc. wishes to address the following comments.

General

1.           Although your tabular disclosure of selling security holders lists just one selling shareholder, in other parts of your document you refer to "the selling security holders." As one example, we refer to the text in the third paragraph on page three. Please advise or revise your document throughout to correct for this inconsistency

We have noted this comment and have revised the disclosure throughout

Page Two

2.           We note that the $18,000 paid for the shares issued to your sole executive officer was in the form of cash in the amount of $5,582 and a subscription receivable in the amount $12,418. Please revise to include disclosure describing the material terms of the subscription receivable and file, as an exhibit, any agreement evidencing Mr. Spitari's debt. See Item 601(b)(10)(ii)(A) of Regulation S-K. You should also include disclosure explaining whether Mr. Spitari intends to pay off the debt from the subscription receivable with the proceeds from this offering and providing the information required by Item 404(d) of Regulation S-K. Finally, please provide us with your analysis as to whether the subscription receivable is appropriate under Section 13(k) of the Securities Exchange Act of 1934, which prohibits personal loans to executive officers by an issuer.

We have noted this comment and have revised the disclosure throughout and in the financial on pages 54 and 55. The subscription receivable was paid in full on July 21, 2010.

Note 3 – Related Party

On February 14, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for a stock subscription receivable of $18,000. The Company has received total proceeds of $12,262 and has a remaining stock subscription receivable balance of $5,738 as of June 30, 2010 that was subsequently received in full on July 21, 2010.

Note 4 – Stockholders’ Equity

On February 11, 2010, the founders of the Company established 90,000,000 authorized shares of common stock.  Additionally, the Company founders established 10,000,000 authorized shares of preferred stock.

Common Stock
On February 14, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for a stock subscription receivable of $18,000. The Company received proceeds of $5,582 on March 18, 2010.

On May 27 2010, the Company received an additional $900 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.

On June 18, 2010, the Company received an additional $380 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.

On June 22, 2010, the Company received an additional $5,400 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010. The Company has a remaining stock subscription receivable balance of $5,738 as of June 30, 2010, which was subsequently received in full on July 21, 2010.

Page Three

Prospectus Summary, page 5

3.           We note that you do not expect to generate revenue that is sufficient to cover your expenses for at least the next twelve months. Given your statement that your "major operations" will consist of providing free listing of automobiles to the general public, please include a brief discussion as to how you intend to generate revenues after the completion of this offering. In this regard, we note that you plan to sell advertisements on your website. Please include a discussion as to who you intend to target in terms of advertisers and at what point in time you expect the revenues you generate from the sale of such advertisements to be sufficient to meet the funding requirements for your business plan.

We have noted this comment and have revised the disclosure on page 6 and page 24.

The company will start selling advertising space on its website starting in November of 2010.  The company will target automobile dealerships such as Auto Maker and Cars Direct.  The company accepts to generate sufficient revenues in the next eight months from the sale of advertisements to fund the current business plan.

Special Note Regarding Forward Looking Statements, page 13

4.           You refer to the potential impact of the expected "Share Exchange" on your financial performance; however, you have not included any disclosure in your document regarding any planned share exchange. Please advise or revise.

We have noted this comment and have revised the disclosure on page 18 by deleting on planned share exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report, including in the documents incorporated by reference into this report, includes some statement that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Page Four

Liquidity and Capital Resources, page 21

5.           Please tell us whether you have considered the expenses that will be incurred as a result of your becoming a public company. Given your statement that you "believe that [your] existing sources of liquidity are $NIL," and the "cash expected to be generated from services will not be sufficient to fund [your] operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months," it would seem that the expenses of complying with the periodic reporting requirements under the Securities Exchange Act of 1934 will have a material effect on your operations.

We have not included this response in the amended S-1A.

The company has received in full as of July 21, 2010 its remaining stock receivable.  Based on receiving $5,400 on June 22, 2010 and $5,738 on July 21, 2010 the company believes that it has sufficient funds to cover the expenses of complying with the periodic reporting requirements under the Securities Exchange Act of 1934.  See footnote 4 of the company’s financials.

Note 4 – Stockholders’ Equity

On February 11, 2010, the founders of the Company established 90,000,000 authorized shares of common stock.  Additionally, the Company founders established 10,000,000 authorized shares of preferred stock.

Common Stock
On February 14, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for a stock subscription receivable of $18,000. The Company received proceeds of $5,582 on March 18, 2010.

On May 27 2010, the Company received an additional $900 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.

On June 18, 2010, the Company received an additional $380 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.

On June 22, 2010, the Company received an additional $5,400 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010. The Company has a remaining stock subscription receivable balance of $5,738 as of June 30, 2010, which was subsequently received in full on July 21, 2010.

Page Five

Description of Business

Description of Products, page 23

6. Please include a discussion regarding the extent to which you have developed your website, www.imobolis.com. This information would appear to be material given that your intended "major operations" involve listing automobiles for sale on an "interne based bulletin board." See Item 10/ (c)(1)(ii) of Regulation S-K.

We have noted this comment and have revised the disclosure on page 3.

Imobolis, Inc. is presently developing an internet based bulletin board service which will provide free listing of automobiles for sale to the general public.  The company has completed the development of the website and is presently beta testing the system.   The company intends to commence free listing of automobiles for sale to the general public and selling banner adds to automobile dealerships in November of 2010.  Imobolis is a development stage company with a limited history of development stage operations.

Additional Products, page 24

7. You state that in 2012 when funds permit you will offer free internet-based bulletin board listings of goods and services. You further state that you will need one million five hundred thousand dollars to implement this plan. Given that you have earned no revenues since inception, please tell us the basis for your belief that you will have the necessary funds to offer this additional product. Also, describe how you determined the amount necessary to implement your plan to offer these additional products.

We have noted this comment and have revised the disclosure on page 34.

ADDITIONAL PRODUCTS:
In 2012 when funds permit from revenue, loans and or the sale of equity securities the company intends to offer free internet based bulletin board listing of goods and services.  The Company will need one million five hundred thousand dollars to implement this plan.  In implementing the plan the company intends to spend $150,000 on  computer servers, $150,000 on acquiring office space and building out offices, $300,000 on employees and officers salaries, $100,000 on Technical support staff  and $800,000 on advertising.

Page Six

Remuneration of Directors and Officers, page 28

8. Please revise your document so that your tabular disclosure regarding the compensation paid to your director and executive officer conforms to the tables set forth in Items 402(n)(1) and 402(r)(1) of Regulation S-K.

We have noted this comment and have revised the disclosure on page 40.

EXECUTIVE COMPENSATION

The following table sets forth the compensation of our sole Executive Officer for the period from inception on February 11, 2010 through the period ending June 30, 2010.

Summary compensation table

Name and principal position	Year		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Julian Spitari, President	2010	(1)	0	0	0	0	0	0	$0	0

________________
(1) For the period February 11, 2010 (inception) to June 30, 2010.

Undertakings, page 11-2

9. We note that you have undertaken to provide certificates to the underwriters at closing pursuant to an underwriting agreement. It appears, however, that this undertaking is inapplicable to this offering. In addition, it would seem that you should have included the undertaking set forth in Item 512(a) of Regulation S-K and checked the applicable box for this type of offering on the cover page of the registration statement. Please revise.

We have noted this comment however this is not a Rule 415 Offering as the securities are not registered pursuant to Rule 415 under the Securities Act.